April 21, 2020

Via EDGAR

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re: Responses to Comments on Post-Effective Amendment No. 176 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Sutcliffe:

On behalf of USAA Mutual Funds Trust (the "Trust"), set forth below are the comments that were provided telephonically by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on April 14, 2020, regarding Post-Effective Amendment No. 176 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A, which was filed with the SEC on February 28, 2020, on behalf of the USAA Extended Market Index Fund, USAA Global Managed Volatility Fund, USAA Nasdaq-100 Index Fund, USAA Target Retirement Income Fund, USAA Target Retirement 2020 Fund, USAA Target Retirement 2030 Fund, USAA Target Retirement 2040 Fund, USAA Target Retirement 2050 Fund, USAA Target Retirement 2060 Fund, USAA Ultra Short-Term Bond Fund, and USAA 500 Index Fund (each, a "Fund" and collectively, the "Funds"),1 and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and provide the Staff via email with a courtesy copy of the correspondence along with blacklines of the Post-Effective Amendment. Please apply comments to one section of the Post-Effective Amendment to other sections where applicable. Please file your responses at least five days in advance of the effective date of the Post-Effective Amendment to allow time for review.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to

1Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust has applied comments to one section of the Post-Effective Amendment to other sections. The Trust will provide the Staff via email with a courtesy copy of this letter along with blacklines of the Post-Effective Amendment, which show changes in response to the Staff's comments.

2.Comment: Please ensure that all bracketed and missing information is accurate and complete.

Response: The Trust confirms that all bracketed and missing information is accurate and complete.

USAA Global Managed Volatility Fund

3.Comment: The Staff notes that footnote "b" to the Fund's annual fund operating expense table on page 1 provides that certain expenses are excluded from the expense reimbursement/waiver agreement. Please include the full list of expenses that are excluded from the expense reimbursement/waiver agreement.

Response: The Trust has revised the abovementioned footnote as follows:

Victory Capital Management Inc. (the "Adviser") has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual operating expenses (excluding ~~certain items such as~~ acquired fund fees and expenses, interest, taxes, ~~and~~ brokerage commissions, capitalized expenses, and other extraordinary expenses) do not exceed 0.90% of the Fund's Shares and 0.70% of the Institutional Shares, through at least June 30, 2021.

4.Comment: The Staff notes that the Fund's expense example on page 2 does not track the precise language in Item 3 of Form N-1A. Please revise the disclosure to track the language in Item 3 of Form N-1A.

Response: The Trust has revised the abovementioned disclosure as follows:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. ~~Although your actual costs may be higher or lower, you would pay the following expenses on a $10,000 investment, assuming~~

~~(1)a 5% annual return, (2)~~ The Example also assumes that your investment has a 5% return each year, the Fund's operating expenses remain the same, (3) you ~~redeem all of your shares at the end of the periods shown,~~ and ~~(4)~~ the expense limitation agreement for each class of shares is not continued beyond its expiration date.

5.Comment: The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic since this filing was submitted. Please consider whether the Fund's disclosure, including the risk disclosure, should be revised, based on how these events are affecting the debt and equity markets. If the Trust believes no additional disclosure is necessary, please explain supplementally why not.

Response: The Trust has revised "Equity Risk," "Stock Market Risk," and "Interest Rate Risk" in the statutory prospectuses by adding disclosure relating to risks associated with COVID-19 and governments' responses thereto. The Trust has also added "Redemption Risk" to the fixed income Funds. The Trust has also revised the disclosure in "Recent Market Conditions and Regulatory Developments" in the statements of additional information (the "SAIs") to discuss the impact of the COVID-19 pandemic, including that its impacts have caused significant volatility and declines in the global financial markets, and that the prices and liquidity of the securities in which the Funds invest could be further adversely impacted, which in turn could negatively impact a Fund's performance and cause losses on an investment in a Fund.

6.Comment: Please confirm whether the Fund is subject to risks relating to trade conflicts with China and, if so, include appropriate disclosure or explain supplementally why such disclosure is not necessary. Please also confirm whether the Fund invests or plans to invest in China A shares and, if so, provide appropriate disclosure regarding the risks of such investment (e.g., such investments are significantly volatile, have trading quotas, are illiquid, and are subject to government intervention in the marketplace, etc.).

Response: The Fund has revised "Foreign Securities Risk" in the statutory prospectus as follows:

Foreign investing risk is the possibility that the value of the Fund's investments in foreign securities will decrease because of unique risks, such as currency exchange- rate fluctuations; foreign market illiquidity; emerging market risk; increased price volatility; uncertain political conditions; changes to trade policies and trade disputes; exchange control regulations; foreign ownership limits; different accounting, reporting, and disclosure requirements; less publicly available information about foreign issuers; difficulties in obtaining legal judgments; and foreign withholding taxes.

In addition, the Fund does not intend to invest directly in China A shares; however, certain underlying funds in which the Fund may invest may have exposure that is immaterial to the Fund. Accordingly, the Fund does not believe risk disclosure in the prospectus is currently necessary.

7.Comment: Due to recent market volatility, please confirm that the Fund's "Lowest Quarterly Return" information is correct.

Response: The Trust has disclosed the Fund's "lowest return for a quarter during the 10 years or other period of the bar chart" consistent with Item 4(b)(2)(ii) of Form N-1A. The Trust confirms that such disclosure is accurate.

8.Comment: With respect to the average annual total returns chart, the Staff notes that there is a parenthetical after each period in each column that provides "(for Life of Class)." Please ensure that the parenthetical is appropriate in each column in accordance in Form N-1A.

Response: The Trust has revised the chart and has only included the abovementioned parenthetical where applicable and consistent with Item 4(b)(2) of Form N-1A.

9.Comment: Please clarify the disclosure in the last paragraph on page 21 under the heading titled "Fund Management" to clarify that the Fund would always have a portfolio manager.

Response: The Trust has revised the abovementioned disclosure as follows:

The Adviser is a multi-boutique asset manager comprised of multiple investment teams, referred to as investment franchises, each of which utilizes an independent approach to investment. The Victory Solutions platform is responsible for the day- to-day investment management of the Fund. ~~The Adviser may allocate any portion (including, at times, no portion) of the Fund's assets to an investment team.~~

10.Comment: The Staff notes that the financial highlights tables do not include information for the fiscal year ended December 31, 2019. Please confirm the financial highlights tables will be updated in the next filing.

Response: The Trust notes that the financial information for the Fund's fiscal year ended December 31, 2019 was not available at the time of the filing. The Trust confirms that the financial highlights tables will be updated to include the information for the Fund's fiscal year ended December 31, 2019.

11.Comment: Please review the footnotes to the financial highlights tables and ensure that they are applicable to each individual class' table. The Staff notes that there appears to be some footnotes that may not be applicable to a particular financial highlight table.

Response: The Trust has reviewed and revised the footnotes to the financial highlights tables as requested.

USAA Ultra Short-Term Bond Fund

12.Comment: The Staff notes that the Fund appears to list its principal risks in alphabetical order. Please list the principal risks to prioritize the risks with the most significant risks appearing first followed by other risks in alphabetical order.

Response: The Trust has made the requested change.

13.Comment: The Staff notes that the "High Yield/Junk Bond Risk" on page 3 provides that high-yield securities "can involve a substantially greater risk of default than higher quality debt securities, and their values can decline significantly over short periods of time." Please explain whether such securities can decline significantly over longer periods.

Response: The Trust has revised the abovementioned disclosure as follows:

High-yield securities also can involve a substantially greater risk of default than higher quality debt securities, and their values can decline significantly over short and longer periods of time.

14.Comment: The Staff notes the Fund's performance adjustment disclosure on page 20. Please disclose supplementally the dollar-weighted average maturity of the Fund.

Response: As of December 31, 2019, the Fund's dollar-weighted average maturity is 1.01 years.

15.Comment: The Staff notes that the performance adjustment for each class is calculated monthly by comparing the Fund's performance to that of a Lipper index. Please confirm that shareholders and the Board of Trustees of the Fund previously approved the Lipper index and provide the date of that approval.

Response: The Board, including a majority of the independent trustees, approved the investment advisory agreement with the Adviser, including the performance adjustment component based on the Fund's performance relative to the Lipper Index, at a meeting held on January 15, 2019.

Shareholder of the Fund approved the investment advisory agreement (including the performance adjustment component based on the Fund's performance relative to the Lipper Index) at shareholder meetings on April 18, 2019 and May 8, 2019.

Statements of Additional Information

16.Comment: The Staff notes that the financial statements of each Fund and the Independent Registered Public Accounting Firm's Report thereon for the fiscal year ended December 31, 2019, are included in the respective Fund's annual report to shareholders of that date and are incorporated by reference into the SAIs. The Staff notes that the FAST Act applies to internal incorporations by reference and requires that exhibits and other incorporations by reference be hyperlinked. Please update the SAIs to include the appropriate hyperlinks.

Response: The Trust had made the required change.

17.Comment: The Staff notes that there appears to be typos in the SAIs (see e.g., the section titled "Borrowing Money and Issuing Senior Securities" under the heading "Investment Policies"). Please correct the typos in both SAIs

Response: The Trust had made the required change.

18.Comment: The Staff notes the reference to "ABS" on p. 10 under the section titled "Calculations of Dollar-Weighted Average Portfolio Maturity." Please clarify that "ABS" refers to asset-backed securities.

Response: The Trust had made the required change.

* * * * *

If you have any questions with respect to the above responses, please contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner Erin G. Wagner Deputy General Counsel

Victory Capital Management Inc.